UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-22350

MERCURY INTERACTIVE CORPORATION (Exact name of registrant as specified in its charter)

379 North Whisman Road Mountain View, California 94043 Telephone: (650) 603-5200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.002 par value Preferred Share Purchase Rights (Titles of each class of securities covered by this Form)

N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12-g-4(a)(1)(i) Rule 12-g-4(a)(1)(ii) Rule 12-g-4(a)(2)(i) Rule 12-g-4(a)(2)(ii)	Rule 12(h)-3(b)(1)(i) Rule 12(h)-3(b)(1)(ii) Rule 12(h)-3(b)(2)(i) Rule 12(h)-3(b)(2)(ii) Rule 15d-6

Approximate number of holders of record as of the certification or notice date:	1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Mercury Interactive Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 7, 2006	By:	/s/ Jon E. Flaxman Name: Jon E. Flaxman Title: Treasurer and Secretary